Reg. S-K
Item 601
Exhibit 12
BERKSHIRE HATHAWAY INC.
Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges
(Dollars in millions)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Net earnings	$11,015	$8,528	$7,308	$8,151	$4,286
Income tax expense	5,505	4,159	3,569	3,805	2,059
Minority interests in earnings	258	104	59	64	14
Equity in earnings of MidAmerican Energy Holdings Company	—	(523)	(237)	(429)	(359)
Fixed charges*	1,979	867	875	614	840

Earnings available for fixed charges	$18,757	$13,135	$11,574	$12,205	$6,840

Investment and derivative gains, pretax, included in Earnings available for fixed charges	$2,635	$5,408	$3,471	$4,083	$838

Fixed charges*
Interest on indebtedness (including amortization of debt discount and expense)	$1,724	$723	$721	$472	$725
Rentals representing interest and other	255	144	154	142	115

	$1,979	$867	$875	$614	$840

Ratio of earnings to fixed charges*	9.48x	15.15x	13.23x	19.88x	8.14x

Ratio of earnings, excluding investment and derivative gains, to fixed charges*	8.15x	8.91x	9.26x	13.23x	7.15x

*	Includes fixed charges of finance and financial products and utilities and energy businesses as follows:

	2006	2005	2004	2003	2002
Finance and financial products	$571	$598	$602	$337	$551
Utilities and energy	1,070	—	—	—	—

Excluding fixed charges of finance and financial products and utilities and energy businesses the ratios of earnings to fixed charges were as follows:

	2006	2005	2004	2003	2002
Including investment and derivative gains	50.64x	46.61x	40.19x	42.84x	21.76x
Excluding investment and derivative gains	42.84x	26.50x	27.48x	28.10x	18.86x